# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: AB Private Lending Fund, CIK 0001982701
CUSIP: 00254B306
Title of class of securities: Class I Common Shares of Beneficial Interest
Address of issuer's principal executive offices: 405 Colorado Street, Suite 1500, Austin, Texas (TX), 78701
Date of event which requires filing of this statement: 02/02/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0002146761

## Reporting persons
- PM Alpha II DAC: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Ireland (L2); sole voting power 1,129,878.83; shared voting power 0; sole dispositive power 1,129,878.83; shared dispositive power 0; aggregate amount beneficially owned 1,129,878.83 (17.3% of the class)

## Item 1. Issuer
Name of issuer: AB Private Lending Fund
Address of issuer's principal executive offices: 405 Colorado Street, Suite 1500, Austin, TX, 78701

## Item 2. Person Filing
Name of person filing: PM Alpha II DAC
Address of principal business office or, if none, residence: 4th FL, 35 Shelbourne Rd. Ballsbridge Dublin 5
Citizenship: Ireland

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: non-U.S. institution (FI)
Type of institution (non-U.S. institution) or other detail: An Irish Based DAC

## Item 4. Ownership
Amount beneficially owned: 1,129878.83
Percent of class: 17.3
Sole power to vote or to direct the vote: 1,129,878.83
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 1,129,878.83
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- PM Alpha II DAC: /s/ Alexis Weber, Director (08/11/2026)